Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012	2013
	(dollars in thousands)
Ratio of earnings to fixed charges
Earnings:
Earnings available for fixed charges	$(38)	$(1,596)	$20,184	$27,473	$5,965	$(7,662)
Add:
Fixed charges	231	64	74	-	1	1
Total income/(loss) for computation of ratio	$193	$(1,532)	$20,258	$27,473	$5,966	$(7,661)

Fixed charges:
Total interest expense	$193	$47	$57	$0	$1	$1
Interest factor in rents [a]	38	17	17	-	-	-
Total fixed charges	$231	$64	$74	$0	$1	$1

Ratio of earnings to fixed charges [b]	0.84	(23.94)	273.76	NM	5,966	(7,661)

(a) Interest component of rental expense is estimated based on interest on tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor.

(b) In 2009, earnings were weak from the global financial crisis. In 2011, there was no fixed charge .

NM = ratio not meaningful